UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Koil Energy Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

24372A305

(CUSIP Number)

Walter Schenker

MAZ Partners LP

8774 Lakes Boulevard

West Palm Beach, FL 33412

(973) 641-5643

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24372A305	13D/A	Page 2 of 8

1.	Name of Reporting Persons. MAZ Partners LP
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 618,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 618,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 618,767
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 12,188,202 shares of Common Stock outstanding as of May 6, 2024 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2024.

CUSIP No. 24372A305	13D/A	Page 3 of 8

1.	Name of Reporting Persons. MAZ Capital Advisers, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 618,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 618,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 618,767
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 12,188,202 shares of Common Stock outstanding as of May 6, 2024 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2024.

CUSIP No. 24372A305	13D/A	Page 4 of 8

1.	Name of Reporting Persons. Walter Schenker
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 17,900
	8.	Shared Voting Power 618,767
	9.	Sole Dispositive Power 17,900
	10.	Shared Dispositive Power 618,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 636,667
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Calculated based on 12,188,202 shares of Common Stock outstanding as of May 6, 2024 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2024.

CUSIP No. 24372A305	13D/A	Page 5 of 8

ITEM 1. Security and Issuer.

This Statement on Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”) of Koil Energy Solutions, Inc. (the “Issuer”), a Nevada corporation formerly known as Deep Down, Inc., whose principal executive offices are located at 1310 Rankin Road, Houston, TX 77073.

ITEM 2. Identity and Background.

(a-f) This Schedule 13D/A is jointly filed by MAZ Partners LP (“MAZ Partners”), a Delaware limited partnership, MAZ Capital Advisers, LLC (“MAZ Capital”), a Delaware limited liability company, and Walter Schenker (“Schenker”). MAZ Partners, MAZ Capital, and Schenker are collectively referred to as the “Reporting Persons”. Schenker is the sole managing member of MAZ Capital, which is the sole general partner of MAZ Partners. The principal occupation of Schenker is serving as the managing member of MAZ Capital. The principal business of MAZ Partners is investment management. The principal business of MAZ Partners is investing in securities. The address of each of MAZ Partners, MAZ Capital and Schenker is 8774 Lakes Boulevard, West Palm Beach, FL 33412. During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Schenker is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.

The source of MAZ Partners funds is the working capital of MAZ Partners. The source of Schenker funds is personal investment capital.

ITEM 4. Purpose of Transaction.

The Reporting Persons purchased the Common Stock for investment purposes. The intent of the Reporting Persons is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more officers of the Issuer and/or one or more members of the Board of Directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including, but not limited to its business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by them, either in the open market or in privately negotiated transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

CUSIP No. 24372A305	13D/A	Page 6 of 8

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D/A. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer.

(a) As of the date hereof, (i) MAZ Partners and MAZ Capital may each be deemed to be the beneficial owner of 618,767 shares of Common Stock (the “MAZ Shares”), constituting approximately 5.1% of the shares of Common Stock, and (ii) Schenker may be deemed to be the beneficial owner of 636,667 shares of Common Stock, constituting approximately 5.2% of the shares of Common Stock, each based upon a total of 12,188,202 shares of Common Stock outstanding as of May 6, 2024 (based on disclosure in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2024).

(b) MAZ Partners may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the MAZ Shares. MAZ Capital, as the sole general partner of MAZ Partners, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the MAZ Shares and therefore, MAZ Capital may be deemed to be the beneficial owner of the MAZ Shares. By virtue of Schenker’s position as the sole managing member of MAZ Capital, Schenker may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the MAZ Shares and therefore, Schenker may be deemed to be the beneficial owner of the MAZ Shares. Schenker also has the sole voting and dispositive power over 17,900 shares of Common Stock.

(c) Not applicable.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule, which agreement is attached hereto as Exhibit 99.1 to this Schedule 13D/A.

Except as described herein or in other amendments to this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 24372A305	13D/A	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 24, 2024

MAZ Partners LP

By:	MAZ Capital Advisors, LLC, its General Partner

By:	/s/ Walter Schenker
Name: Walter Schenker
Title: Manager

MAZ Capital Advisors, LLC

By:	/s/ Walter Schenker
Name: Walter Schenker
Title: Manager

/s/ Walter Schenker
Walter Schenker